Exhibit 99.10

Approved by
Resolution of the sole founder
No. [•] dated             20

CHARTER

International Foundation
Public Interest Foundation

1.	DEFINED TERMS

1.1.	Questionnaire has the meaning defined in paragraph 6.15 of this Charter

1.2.	Interim General Director has the meaning as set forth in the Yandex LLC’s Charter.

1.3.	General Director has the meaning as set forth in the Yandex LLC’s Charter.

1.4.	Yandex Group means the Founder and all persons under the Founder’s Control.

1.5.	Applicable Law has the meaning defined in paragraph 2.2 of this Charter.

1.6.	Director A has the meaning defined in paragraph 6.2.1 of this Charter.

1.7.	Director B has the meaning defined in paragraph 6.2.2 of this Charter.

1.8.	Director C has the meaning defined in paragraph 6.2.3 of this Charter.

1.9.	Additional Grounds shall mean a list of additional grounds for termination of the employment agreement with General Director set out in Appendix 5 to Yandex LLC’s Charter.

1.10.	Law means [Federal Law No. 290-FZ “On international companies and international foundations”.]

1.11.	Executive Director means the sole executive body of the Foundation.

1.12.	ITMO means Federal State Autonomous Educational Institution of Higher Education “National Research University ITMO”, registration No. 1187746579690.

1.13.

Public Policy Committee means Public Policy Committee of the board of directors of the Founder, formed in accordance with the Founder’s Articles and governed by a charter adopted in accordance with the Founder’s Articles.

1.14.

Nominating Committee shall mean the nominating committee of the board of directors of the Founder, formed in accordance with the Founder’s Articles and governed by a charter adopted in accordance with the Founder’s Articles.

1.15.

Control means, in relation to any entity: (a) direct or indirect authority to determine and procure determination of the management decisions in relation to such entity (due to holding any securities, or partnership rights, or other types of holding, under a contract or otherwise); (b) entitlement to directly or indirectly determine voting by over 50% votes at any general meeting (or an equivalent body) of such entity; or (c) the right to appoint over 50% of members of a board (or any closest equivalent) of such entity. “Controlling”, “Controlled” and “under Control” shall be construed accordingly.

1.16.	Ownership Cap means the restriction on holding shares in the Founder in accordance with the definition of the Ownership Cap under the Founder’s Articles.

1.17.	MSU means Federal State Budget Educational Institution of Higher Education M.V. Lomonosov Moscow State University, registration No. 1037700258694.

1.18.	MIPT means Federal State Autonomous Educational Institution of Higher Education “Moscow Institute of Physics and Technology (National Research Institute)”, registration No. 1027739386135.

1.19.	HSE means Federal State Autonomous Educational Institution of Higher Education “National Research University “Higher School of Economics”, registration No. 1027739630401.

1.20.	Notary means any one of the notaries on the List of Notaries.

1.21.

Binding Nomination shall mean a nomination by the Foundation as the holder of the Priority Share of a candidate to serve as Designated Director, which shall be made in accordance with the Founder’s Articles and internal documents of the Founder.

1.22.	Yandex LLC means Yandex Limited Liability Company, registration No. 1027700229193.

1.23.	Special Corporate Situation has the meaning as defined by Yandex LLC’s Charter.

1.24.	Special Situation has the meaning as defined by Yandex LLC’s Charter.

1.25.	RSPP means the All-Russia Public Organization “Russian Union of Industrialists and Entrepreneurs”, Registration No. 1037700126540.

1.26.	Secretary means the person that acts as the secretary of the Board meeting.

1.27.	Foundation Secretary means the corporate secretary of the Foundation.

1.28.	AV Family Trust means certain trust established by Arkady Yurievich Volozh existing under the laws of Cayman Islands.

1.29.	CEO means the Chief Executive Officer of the Founder within the meaning of the Founder’s Articles.

1.30.	Skolkovo means Non-Governmental Educational Institution of Additional Professional Education Moscow School of Management “SKOLKOVO”, registration No. 1075000012405.

1.31.	Board of Directors of the Founder means board of directors of the Founder acting on the basis of the Founder’s Articles and internal documents of the Founder.

1.32.	Board means the collegial management body of the Foundation.

1.33.	Consent has the meaning defined in paragraph 6.9 of this Charter

1.34.	SPbGU means Federal State Budgetary Educational Institution of Higher Education “Saint-Petersburg State University”, registration No. 1037800006089

1.35.	Priority Share means Priority Share in the share capital of the Founder, which grants the rights and powers stipulated in the Founder’s Articles.

1.36.

Special Interest means a participatory interest in the charter capital of Yandex LLC with a nominal value of 166.05 (one hundred sixty six and 05/100) rubles, which accounts for 0.001% (1/1000 percent) of Yandex LLC charter capital, contributed to the Foundation by the Founder.

1.37.	Designated Director shall mean a member of the board of directors of the Founder defined as Designated Director in the Founder Articles.

1.38.	List of Notaries means a list of notaries that may be approved and amended by the Board from time to time in accordance with this Charter.

1.39.	List of Candidates has the meaning as defined in Yandex LLC’s Charter.

1.40.	Requirements means the requirements specified in Schedule 1 to the Charter.

1.41.	University means any one of the organizations listed in paragraph 6.2.2 of the Charter.

1.42.	Charter means version of the Foundation’s charter, as in effect from time to time.

1.43.	Yandex LLC’s Charter means the charter of Yandex LLC, as in effect from time to time.

1.44.	Founder’s Articles means the articles of association of the Founder, as in effect from time to time.

1.45.	Founder has the meaning defined in paragraph 2.1 of the Charter.

1.46.	Foundation has the meaning defined in paragraph 2.1 of the Charter.

1.47.

School № 57 Development Fund means Fund for the aid and promotion of the development of the educational and scientific activities of State Budgetary General Education Institution of Moscow “School № 57”, registration No. 1187700018747.

1.48.

Expert means any of PwC, EY, Deloitte or KPMG (or their subsidiaries or branches operating in the territory of the Russian Federation) or such other auditor company, as may be approved by the Board from time to time.

1.49.	Expert Institution means any one of the organizations listed in paragraph 6.2.3 of the Charter.

2.	GENERAL PROVISIONS

2.1.

International Foundation “Public Policy Foundation” (the “Foundation”) is a unitary non-commercial organization without membership established by Yandex N.V., registered in accordance with the laws of the Netherlands in the Trade Register under the registration number 27265167 (the “Founder”).

2.2.	The Foundation operates in accordance with the Law, other laws and regulatory legal acts of the Russian Federation (“Applicable Law”) and this Charter.

2.3.	The full name of the Foundation in Russian: Международный Фонд

“Фонд общественных интересов”.

2.4.	The abbreviated name of the Foundation in Russian: МФ “ФОИ”.

2.5.	The full name of the Foundation in English: International Foundation

Public Interest Foundation.

2.6.	The abbreviated name of the Foundation in English: IF PIF.

2.7.	The Foundation is considered formed and acquires the rights and obligations of a legal entity from the moment of its state registration. The foundation is established for an indefinite period.

2.8.

The Foundation owns separate assets and is liable for its obligations with these assets, has its separate balance sheet, has the right to acquire and exercise property and non-property rights in its own name, assume obligations, act as plaintiff and defendant in court, open settlement, foreign currency and other accounts in banking and credit institutions.

2.9.

The Foundation is liable for its obligations with all of its assets capable of being collected for debts in accordance with Applicable Law. The Founder is not liable for the obligations of the Foundation, nor is the Foundation liable for the obligations of its Founder. The Foundation is not liable for the obligations of the state, nor is the state liable for the obligations of the Foundation.

2.10.	Registered address of the Foundation: Russian Federation, [Kaliningrad].

3.	OBJECTS AND SCOPE OF ACTIVITIES OF THE FOUNDATION

3.1.	The Foundation is established to perform managerial functions, and its statutory object is to preserve the continuity and promote the success of the Yandex Group business.

3.2.	In connection with its objects the Foundation performs the following activities:

3.2.1.

ownership of the assets transferred to the Foundation by the Founder and exercise of the rights and fulfillment of the obligations associated with the ownership of such assets in accordance with this Charter, including:

(a)

ownership of the Priority Share; and exercising the rights and fulfilling obligations of the Priority Share holder in accordance with the laws applicable to the Priority Share on the terms set forth in the Founder’s Articles; and

(b) ownership of the Special Interest and exercising the rights and fulfilling obligations of a participant in Yandex LLC, as provided for under the Applicable Law and Yandex LLC’s Charter;

3.2.2.

exercise of other corporate rights and powers in connection with the ownership of the Priority Share and the Special Interest, in the scope set out under the applicable laws and the Founder’s Articles and Yandex LLC’s Charter accordingly, in each case, only to achieve the statutory objects of the Foundation and only in the manner stipulated by the Founder and set out in this Charter.

3.3.	The Foundation has the right to pursue the activities that directly contribute to the attainment of the objects specified in paragraph 3.1 of this Charter.

3.4.

The Foundation may not engage in income-generating activities using the assets referred to in paragraph 3.2.1 of this Charter. In accordance with the Law, the exercise of the rights and the receipt of income under the Priority Share and the Special Interest, as well as participation in commercial entities is not recognized as income-generating activities (commercial activities).

3.5.	In relation to the Priority Share, the Foundation is considered a qualified investor upon its contribution to the Foundation.

4.	ASSETS OF THE FOUNDATION

4.1.

The Foundation has the right to own or have other property rights in any assets to which civil rights may apply, including monetary funds in rubles and in foreign currencies, securities and other assets.

4.2.	The assets of the Foundation shall be formed from the following sources:

4.2.1.	one-time and regular contributions from the Founder;

4.2.2.	contributions to finance the Foundation and its statutory activities;

4.2.3.	income payable on the assets owned by the Foundation, including dividends (income, interest) payable on the shares, debentures and other securities, and on deposits;

4.2.4.	other earnings not prohibited by Applicable Law.

4.3.	Other than the members of Yandex Group, no third parties are allowed to make contributions to finance the Foundation.

4.4.

Income generated through the activities of the Foundation shall not be distributed to the Founder and shall be used only for financing the statutory activities of the Foundation, except for the distribution of the assets of the Foundation to the Founder upon liquidation of the Foundation in the manner provided for in paragraph 12.3 of the Charter.

4.5.	On the basis of part 2 of Article [12(7)] of the Law, the Foundation does not have the right to dispose of its assets, including those specified in paragraph 3.2.1 of the Charter, as follows:

4.5.1.	alienate the Priority Share and Special Interest, including by way of exit from Yandex LLC or requesting Yandex LLC to acquire its Special Interest;

4.5.2.	transfer the Priority Share and the Special Interest under a trust management with the right of the manager to exercise the rights attached thereto;

4.5.3.	charge any assets as a security under any obligations of the Foundation or a third party;

4.5.4.	provide rights of gratuitous use over any assets of the Foundation;

4.5.5.	alienate any exclusive rights over intellectual property or grant any exclusive license in relation to intellectual property.

Information about the restrictions imposed by this paragraph, as well as provisions of paragraph 12.3 shall be recorded with the Unified Federal Register of Legally Significant Information about the Activities of the Legal Entities and Entrepreneurs and Other Subjects of Economic Activities. Any transaction made by the Foundation in violation of such restriction shall be null and void (part 1 of Art. 174(1) of the Civil Code).

4.6.	Certain types of transactions of the Foundation require prior approval by the Founder and (or) Board in accordance with paragraphs 8.5 and 9.2 or other provisions of this Charter.

4.7.

The Founder has the right to make, at any time, one-time or regular contributions to the assets of the Foundation on the basis of a unilateral transaction that does not require the approval of the Foundation or of any other person. As of the date of the approval of this version of the Charter, the Founder issues to the Foundation an irrevocable guaranty to cover Foundation’s ongoing expenses.

5.	MANAGEMENT BODIES

5.1.	The Foundation shall have the following management bodies:

5.1.1.	the Board; and

5.1.2.	the Executive Director.

5.2.	The management bodies of the Foundation shall act within their scope of competence in accordance with this Charter.

5.3.	The main function of the Board is to ensure that the Foundation achieves the objects for which it was established.

5.4.	The Executive Director is responsible for day-to-day management of the Foundation’s activities and acts on behalf of the Foundation without a power of attorney.

6.	FORMATION OF THE BOARD

6.1.	The Board shall consist of eleven (11) members, all of which shall be natural persons.

6.2.	The Board shall be formed following the procedure set out below:

6.2.1.

three members of the Board that include the individual that is serving as the CEO from time to time (or if such office is then vacant, another executive director of the Founder), together with two members of the management bodies of the Founder or any entity within Yandex Group as he/she may appoint for this purpose. Hereinafter the Board members appointed in accordance with this paragraph 6.2.1 are together referred to as “Directors A”, and “Director A” means any one of them;

6.2.2.	five members of the Board that include:

(a) one individual nominated by MSU;

(b) one individual nominated by MIPT;

(c) one individual nominated by HSE;

(d) one individual nominated by ITMO; and

(e) one individual nominated by SPbGU,

hereinafter the Board members appointed in accordance with this paragraph 6.2.2 are together referred to as “Directors B”, and “Director B” means any one of them. During the entire term of their duties, Directors B shall satisfy the Requirements;

6.2.3.	three members of the Board that include:

(a) one individual nominated by RSPP; and

(b) one individual nominated by Skolkovo;

(c) one individual nominated by School № 57 Development Fund;

hereinafter the Board members appointed in accordance with this paragraph 6.2.3 are together referred to as “Directors C”, and “Director C” means any one of them. Directors

C shall satisfy the Requirements (save for the instances when failure to satisfy the Requirements is permissible in accordance with second subsection of paragraph 6.11);

6.2.4.	for the purposes this Charter Directors A, Directors B and Directors C form separate classes of Board members.

6.3.

The initial Board shall be formed by the Founder by the resolution approving this version of the Charter. The decision on the approval of this version of the Charter specifies: (i) the class of Board members under paragraph 6.2 above, to which each so appointed Board member belongs; (ii) the University or Expert Institution by which such Board member is deemed to be nominated, if applicable; and (iii) contact details and other information for sending notices to the members of the initial Board, as well as to the Founder, Universities and Expert Institutions. Except as otherwise provided in paragraph 6.12 of this Charter, after the formation of the initial Board of the Foundation, the Board shall be formed on the basis of the principles established in paragraph 6.2 of the Charter.

6.4.

The list of the Universities and Expert Institutions as set forth in this Charter may not be changed, except by amendment of the Charter with a Founder’s prior approval under paragraph 9.2.1 of this Charter.

6.5.

The term of office of the members of the Board is unlimited. The termination of the powers of one member of the Board shall not entail the termination of powers of all the other members of the Board. An incomplete Board shall retain its powers, but is not authorized to decide on the following matters:

6.5.1.	amendment of the Charter;

6.5.2.	liquidation of the Foundation;

6.5.3.	to the extent the number of incumbent Directors A is less than two, any decisions that require at least two votes of Directors A.

6.6.	The powers of a Board member shall be terminated on the following grounds:

6.6.1.

voluntary resignation of the Board member, in which case such Board member notifies the Foundation with a copy to all incumbent members of the Board and the relevant University or the Expert Institution, which nominated (or is deemed to have nominated) such Board member, if applicable. The powers of the Board member shall be terminated from the moment of such notification to the Foundation, unless another date is indicated in the notification;

6.6.2.

death of the Board member, recognition of him/her as missing, dead, legally incompetent or insolvent in the manner prescribed by any law applicable to such person in any jurisdiction. The powers of such Board member shall be terminated on the day of his/her death or on the date of the court decision that recognizes him/her as missing, dead, legally incompetent, insolvent, as the case may be, comes into effect;

6.6.3.	if Director B or Director C ceases to satisfy any of the Requirements then the powers of Director B or Director C shall be terminated:

(a)

on the date when the relevant Director B or Director C notifies the Foundation (with a copy to the Founder) of non-compliance with the Requirements, including by way of submitting the Questionnaire as envisaged by paragraph 6.15; or

(b)	if Director B or Director C does not give a notice of non-compliance with the Requirements, then:

(i)

upon expiry of twenty (20) calendar days from the Founder’s, Director A’s or Director B’s notice to the Foundation (with a copy to the relevant Director B or Director C) of the non-compliance by such Director B or Director C with the Requirements, which specifies with reasonable level of detail the basis for such non-compliance; or

(ii)

if Director B or Director C ceases to satisfy the Requirements solely because of a commercial conflict of interest as defined in item 5 of Schedule 1, which is caused by the Yandex Group’s actions (including as a result of acquisition of any new business by Yandex Group), upon six (6) months from the Founder’s notice to the Foundation (with a copy to the relevant Director B or Director C) of the non-compliance of the relevant Director B or Director C with the Requirements, which specifies with reasonable level of detail the basis for such non-compliance; and

unless in each case specified in paragraphs 6.6.3(b)(i) and 6.6.3(b)(ii), prior to the expiry of the relevant term set forth in paragraph 6.6.3(b)(i) or 6.6.3(b)(ii), the relevant Director B or Director C, who was identified as non-compliant by the Founder’s, Director A’s or Director B’s notice, has not sent to the Foundation (with a copy to the Founder) a written objection with reasonable level of detail as to why such Director B or Director C considers himself/herself compliant with the Requirements. Upon receipt of such objection by Director B or Director C, the Founder within 3 (three) months from the date of receipt of a written objection by the relevant Director B or Director C may at its discretion appoint an Expert for the purposes of determining whether the Board member is compliant with the Requirements, and the powers of the relevant Director B or Director C shall be terminated on the date of the receipt by the Foundation (with a copy to such Director B or Director C) of the written opinion of the Expert confirming that such Director B or Director C does not satisfy the Requirements. If the Founder has not provided the Foundation (with a copy of such Director B or Director C) the written opinion of the Expert confirming that such Director B or Director C does not satisfy the Requirements within 3 (three) months from the date of receipt of the written objection of the relevant Director B or Director C, termination of powers of the respective Director B or Director C is permissible only subject to a new notice by the Founder submitted in the manner as provided for by paragraphs 6.6.3(b)(i) or 6.6.3(b)(ii)) above.

For avoidance of doubt, the Founder, Director A or Director B is entitled to appoint an Expert prior to notifying the Foundation (with a copy to the relevant Director B or Director C) of the non-compliance by Director B or Director C with the Requirements as envisaged by paragraphs 6.6.3(b)(i) or 6.6.3(b)(ii), in which case the powers of Director B or Director C shall terminate upon expiry of twenty (20) calendar days or upon expiry six (6) months from the relevant notice, as applicable in each case.

In the circumstances specified in paragraphs 6.6.3(a)  and 6.6.3(b), the Foundation shall be obliged to immediately notify the University or the Expert Institution that has nominated (is deemed to have nominated) the relevant Director B or Director C of the receipt of the Founder’s notice regarding their non-compliance with the Requirements.

6.6.4.	if the person serving as the СЕО replaces any other Director A. The powers of Director A terminate from the appointment of a new Director A as set forth by paragraph 6.9.1 of the Charter;

6.6.5.

if the University replaces Director B who was nominated (or is deemed nominated) by such University. The powers of Director B terminate from the appointment by the University of a new Director B as set forth by paragraphs 6.9.2 of the Charter;

6.6.6.

if the Expert Institution replaces Director C who was nominated (or is deemed nominated) by such Expert Institution. The powers of Director C terminate from the appointment by the Expert Institution of a new Director C as set forth by paragraphs 6.9-6.11 of the Charter;

6.6.7.

if a decision to terminate his/her appointment is made by all the other incumbent members of the Board unanimously (e.g. in the event a member of the Board does not comply with the requirements of the Charter, fails to fulfill decisions of the Board, fails to fulfill his/her duties as a member of the Board, does not attend three (3) consecutive meetings of the Board). The powers of such Board member are terminated from the date of the unanimous decision of all the other incumbent Board members, unless another date is indicated in their decision.

6.7.

Other than envisaged by paragraph 6.8 below, from the time of the termination of the powers of a member of the Board and until the time of the appointment of a new member of the Board as his/her replacement in accordance with paragraphs 6.9-6.11, the vote of the terminated member is not taken into account for the purpose of decision-making by the Board.

6.8.	Notwithstanding the provisions of paragraph 6.7, to the extent permitted by the Applicable Law:

6.8.1.

in the event the powers of Director А are terminated for any reason, other than envisaged by paragraph 6.6.4, until a new Director A is appointed in accordance with paragraph 6.9.1, the voting right of the terminated Director A shall be temporarily transferred to another Director A, provided that any incumbent Director A may exercise voting rights of not more than one terminated Director A and no longer than within sixty (60) days from the termination of such Director A. The voting right of the terminated Director A shall be transferred to the Director A holding the position of the CEO, or in case of CEO’s termination, to the Director A who has been serving on the Board for the longer time period, and if such time period is the same — to the older one;

6.8.2.

in the event the powers of Director B are terminated for any reason, other than envisaged by paragraph 6.6.5, until a new Director B is appointed, in accordance with paragraph 6.9.2, the voting right of the terminated Director B shall be temporarily transferred to another Director B, provided that any incumbent Director B may exercise voting rights of not more than one terminated Director B and no longer than within sixty (60) days from the termination of such Director B. The voting right of the terminated Director В shall be transferred to the incumbent Director B nominated (considered to be nominated) by the University appearing first above on the list in paragraph 6.2.2, who is not exercising the voting rights of another terminated Director B;

6.8.3.

in the event the powers of Director C are terminated for any reason, other than envisaged by paragraph 6.6.6, until a new Director C is appointed, in accordance with paragraph 6.11, the rights and obligations of the relevant Director C shall be temporarily vested with the most senior officer of the Expert Institution, which nominated (or is deemed to have nominated) Director C whose powers are so terminated. The relevant Expert Institution, and Directors A and Directors B, shall endeavor to fill such position within 30 days of such vacancy arising. Within such term of 30 days, the relevant most senior officer of the Expert Institution may perform the duties of Director C irrespective of whether he/she satisfies the Requirements and whether a consent by the Board has been granted in accordance with paragraph 6.10.2. Upon expiry of such 30-day period, any of Director A or Director B shall be entitled to initiate the termination of the powers of such most senior officer of the Expert Institution serving as Director C on the ground of his/her non-compliance with the Requirements in accordance with the procedure set out in paragraph 6.6.3(b);

6.8.4.

in the event a Director B is not attending a Board meeting of the Board held in accordance with paragraph 7.20 in person, such Director B may authorize another incumbent Director B to exercise his/her voting rights at the Board meetings under a power of attorney issued in form set out in Schedule 6 for a period of not more than thirty (30) days from the date of issue. Such power of attorney must be certified by a notary.

6.8.5.

in the event any member of the Board is not attending a meeting of the Board held in accordance with paragraph 7.15 in person, such member of the Board may authorize another incumbent member of the Board of the same class to exercise his/her voting rights at the Board meetings under a power of attorney issued in form set out in Schedule 6 for a period of not more than fifteen (15) calendar days from the date of issue. Such power of attorney must be certified by a notary; and

6.9.

Upon occurrence of any ground for termination of the powers of a Board member as specified in paragraphs 6.6.1-6.6.3 or for the purposes of replacing a member of the Board as envisaged in paragraphs 6.6.4-6.6.6:

6.9.1.	in relation to Director A, the person serving as the СЕО replaces Director A, whose powers have been terminated or who is proposed to be replaced by appointment of a new Director A;

6.9.2.

in relation to Director B, the relevant University, which nominated (or is deemed to have nominated) such terminated Director B, replaces Director B, whose powers have terminated or who is proposed to be replaced; and

6.9.3.

in relation to Director C: the relevant Expert Institution, which nominated (or is deemed to have nominated) such terminated Director C, shall nominate candidate(s) to replace Director C, whose powers have been terminated or who is proposed to be replaced;

in each case by written notice to the Foundation (with a copy to the incumbent members of the Board) containing information about the appointed Director A or Director B or candidate(s) for the position of Director C, as relevant.

In case of appointment of Director A or Director B in accordance with paragraphs 6.9.1-6.9.2, such appointment becomes effective immediately upon the written notice to the Foundation. In case of appointment of Director B or nomination of candidates to the positions of Director C in accordance with paragraphs 6.9.2-6.9.3, the relevant written notice shall include documents as reasonably necessary to confirm that (i) each candidate for the position of Director B or Director C meets the Requirements, including a filled out Questionnaire, and (ii) each candidate has agreed to be appointed as a member of the Board, which shall be evidenced by a written consent in form of Schedule 3 (the “Consent”). Any nomination of the Director must be accompanied by nomination document duly executed by an authorized representative of the Founder, the University or the Expert Institution, as applicable.

6.10.

Not later than two (2) business days from the date of the receipt by the Foundation of the notification containing information about the candidate(s) nominated to the position of Director C in accordance with paragraph 6.9.3, the Executive Director or another member of the Board shall set the date for a meeting of the Board, the agenda of which includes (i) the verification of the compliance of the proposed candidates to the position of Director C with the Requirements and (ii) the granting of consent to their appointment. Such meeting of the Board shall be held within the term set forth in paragraph 7.7. Following the consideration by the Board of the above matters:

6.10.1.	a candidate shall be deemed to meet the Requirements if at least two Directors A and at least two Directors B vote “in favor” on the matter of compliance of the candidate with the Requirements; and

6.10.2.

the consent to the appointment of the candidate is deemed granted if at least two of Directors A and at least two of Directors B vote “in favor” on the matter of granting a consent by the Board to the appointment of such candidate to the position of Director C.

The Board shall notify the person who has nominated the relevant candidate(s) to the position of a Board member of the decision made by the Board within one (1) business day from the execution date of the minutes of the meeting in accordance with the notification procedure set out herein.

6.11.

From the date the candidate nominated to the position of Director C is granted a consent to the appointment in accordance with paragraph 6.10.2, such candidate is appointed to the position of Director C.

In the event a candidate to the position of Director C is not deemed to meet the Requirements, but a consent to his/her appointment was received in accordance with paragraphs 6.10.2, and such candidate was appointed to the position of Director C as set out in this paragraph 6.11, the Founder is entitled to initiate the termination of the powers of such Director C at any time in accordance with paragraph 6.6.3 and notwithstanding the consent to his appointment provided such person does not meet (continues not to meet) the Requirements after being appointed to the position of Director C.

In the event that in relation to none of the candidates proposed for the position of Director C by an Expert Institution the Board has granted its consent to such candidate’s appointment, then the relevant nominating Expert Institution shall have the right to propose other candidates in accordance with the same procedure as described in paragraph 6.9.3.

6.12.

If at any time voting power over securities carrying at least 50% plus one of the votes under all outstanding ordinary shares in the Founder is not held cumulatively (directly or indirectly) by one or more individuals holding Russian citizenship and (or) persons that are under Control of such individuals, state corporations, state companies, public-law companies, state and municipal enterprises, establishments and organizations, as well as their Controlled persons and other entities Controlled by the state, federal authorities, authorities of the constituent subjects of the Russian Federation or municipal authorities, then:

6.12.1.

there shall be two (2) Directors A on the Board. The person that is authorized to appoint Directors A in accordance with paragraph 6.2.1 shall make a decision on the termination of the powers of a particular Director A and shall notify the Foundation thereof. The powers of such Director A shall be terminated from the date of such notification. To the extent the person referred to in paragraph 6.2.1 does not make a decision on termination of the powers of a particular Director A within thirty (30) days from the moment specified in paragraph 6.12, the Board shall be entitled to make such decision. The relevant decision by the Board shall be adopted by the majority of votes of Directors B;

6.12.2.	HSE appoints one additional Director B to the Board in accordance with the procedure set out in paragraph 6.9.2, so that after such appointment there are six (6) Directors B. All provisions of this Charter attributable to Directors B shall apply to the additional Director B in full; and

6.12.3.	The Board will continue to include three (3) Directors C.

For the purposes of this paragraph 6.12, the below persons AV Family Trust at all times shall be deemed to be under Control of individuals holding Russian citizenship.

If at any time after the composition of the Board is amended in accordance with this paragraph 6.12, the voting power over securities carrying the voting power over securities carrying the number of votes under all outstanding ordinary shares in the Founder as specified in paragraph 6.12 above will be again held cumulatively (directly or indirectly) by the persons as listed in paragraph 6.12, then: (i) the Board shall be formed in accordance with the principles described in paragraph 6.2 of the Charter from the moment the Founder notifies the Foundation of the relevant circumstances; (ii) on the date of the receipt of such notification by the Foundation, the powers of Director B nominated in accordance with paragraph 6.12.2 shall terminate; and (iii) the person referred to in paragraph 6.2.1 is entitled to appoint third Director A in accordance with the procedure set out in paragraph 6.9.1 of the Charter.

6.13.	The procedure for the formation of the Board provided for by this Charter cannot be changed, except by unanimous decision of all members of the Board and upon a prior approval of the Founder.

6.14.

The members of the Board shall not be considered employees of the Foundation. The members of the Board may receive remuneration and compensation of expenses directly related to participation on the Board, provided that the relevant amounts should not exceed the annual amount of such payments as set out in the financial plan (budget) approved by the Board with the Founder’s consent.

6.15.

Directors B and Directors C on an annual basis are obliged to submit to the Foundation with a copy to the Founder a filled out questionnaire concerning their compliance with the Requirements in form of Schedule 2 hereto (the “Questionnaire”), as well as notify the Foundation of any changes in the information set out in the Questionnaire by submitting to the Foundation with a copy to the Founder of a new filled out Questionnaire not later than within three (3) business days after such changes occurred.

6.16.

Board members are obliged to notify the Foundation (with a copy to all other Board members) of their contact details and information for the purposes of notices, requests and communications sent in accordance with this Charter in each case of changes to the previously notified details. At the request of any Board member, the Executive Director or Foundation Secretary are obliged to provide such Board member with the contact details and information of all other Board members, as well as Universities and Expert Institutions.

6.17.

Directors B and Directors C are obliged to notify the Foundation of contact details and information of the Universities and Expert Intuitions that have appointed (are deemed to have appointed) for notice purposes in each case of changes to the previously notified details.

6.18.

Prior to receipt by the Foundation of any notice from a Board member of a change in contact details or information of such Board member, the relevant University or Expert Institution, all notices addressed as notified previously shall be deemed to be properly addressed.

7.	COMPETENCE OF THE BOARD. DECISION-MAKING PROCEDURE

7.1.

The Board is entitled to decide on the matters referred to its competence under the Applicable Law and this Charter. The decisions of the Board shall be passed in accordance with the procedures set out in this section 7 and Schedule 4 hereto.

7.2.	Issues referred to the competence of the Board cannot be referred to any other management bodies of the Foundation.

7.3.

The members of the Board shall elect a chair from among themselves. The chair of the Board shall be elected and replaced by a simple majority vote of the Board members. The chair is elected for an indefinite term.

7.4.

Meetings of the Board are held at least once a year. An ordinary meeting of the Board is held no earlier than three (3) and no later than six (6) months after the end of each calendar (financial) year.

7.5.

An extraordinary meeting of the Board is convened by the Executive Director on his own initiative or at the request of any member of the Board. If a Board meeting is called to consider any matters listed in items 10 and 11(a)-(h) of Schedule 4, such Board meeting may be convened by any Director B.

7.6.

A request to convene an extraordinary meeting of the Board shall be signed by the persons requesting its convocation and sent to the Executive Director together with the list of such persons and the proposed agenda.

7.7.

The Executive Director shall, within two (2) business days from the date of the receipt of the request to convene an extraordinary meeting of the Board, set a date for its holding. An extraordinary meeting of the Board shall be convened and held within four (4) business days from the day the Executive Director receives a request to convene such meeting. In the event no decision to convene a Board meeting is made within the term set forth above, as well as in the event specified in paragraph 7.5, the Board meeting may be convened by the Board member who has requested convocation of such Board meeting.

7.8.

The Executive Director, or another person who is convening the Board meeting in accordance with paragraph 7.7, shall notify the members of the Board of the convocation of the meeting and of the agenda and shall e-mail to them all materials and information required for preparing for the meeting at least two (2) business days before the date of the meeting. For the avoidance of doubt, the Executive Director shall notify the members of the Board of the convocation of the meeting and of the agenda immediately following the making of decision on the date for holding a meeting as per paragraph 7.7.

7.9.

Members of the Board shall have the right to propose additional issues for the agenda within one (1) business day after they have been notified of the convocation of a meeting of the Board. If additional issues are included in the agenda, the members of the Board shall be notified of the fact at least one (1) business day before the date of the meeting.

7.10.

In case of violation of the procedure established by this Charter for convening and preparing a meeting of the Board, such meeting shall nonetheless be recognized as valid if it was attended by all incumbent members of the Board.

7.11.

A meeting of the Board is competent (has a quorum) if attended by a majority of the incumbent members of the Board, including at least one Director A. If the agenda of the meeting includes issues the approval of which requires unanimous vote, or vote by a qualified majority, or by a specific number of the members of the Board, the meeting of the

Board will be competent to consider such issues provided that the meeting of the Board is attended by members of the Board whose number is sufficient to pass a relevant decision.

7.12.

Each of the members of the Board participating in the meeting shall have one vote, other than (i) exercising the vote of another member of the Board in accordance with paragraph 6.8 and (ii) in the circumstances when a special procedure for decision-making on certain matters applies as set forth in Schedule 4.

7.13.

In the absence of a quorum, the Executive Director, or the person who has convened the Board meeting, shall announce the convocation of another meeting of the Board instead of the one that failed, and such new meeting shall be with the same agenda and shall be held no later than two (2) business days from the date of the failed meeting of the Board. The quorum of the meeting called instead of the failed meeting shall be as required under paragraph 7.11, provided however that no participation of at least one Director A is required, as long as the votes of Directors A shall not be required for adopting a decision on any matter included on such meeting’s agenda.

7.14.

A meeting of the Board shall be opened by the Executive Director or a member of the Board convening the meeting, who shall hold the election of the chair from among the members of the Board attending the meeting. The chair is elected by a simple majority of the members of the Board participating in the meeting. The chair shall conduct the meeting, count the votes and adjourn the meeting. The Board member that has requested the meeting convocation shall act as the Secretary, and if such Board member is not participating in such Board meeting, or has been elected as the chair, then the Foundation Secretary shall act as the Secretary. If the Foundation does not have a position of Foundation Secretary, the Executive Director shall act as the Secretary. For the purposes of certification of the Board decisions referred in paragraph 7.20, the meeting should be attended by a Notary.

7.15.

Other than envisaged by paragraph 7.20, for the purposes of determining the quorum and voting results on the agenda of the Board meeting, the votes of the following Board members shall be considered in addition to those of Board members participating in person:

7.15.1.

vote of the Board member participating in the meeting via video conferencing or similar means of communication allowing all the participants in the meeting of the Board to see and hear all other members of the Board who participate in person, provided that such option of participation was notified in the notice of the meeting in accordance with paragraph 7.8;

7.15.2.

vote of the Board member who has authorized another Board member of the same class to exercise his/her voting rights at such Board meeting in accordance with paragraph 6.8.5, provided that (i) not more than three of Directors B may authorize another Director B to exercise their voting rights at such meeting under a power of attorney, and provided that (ii) each member of the Board participating in the meeting in person may be authorized to cast votes under a power of attorney from not more than two other members of the Board of the same class; and

7.15.3.

vote of an absent Board member who has not authorized another Board member to exercise the voting rights in accordance with 7.15.2, but who has submitted a completed written ballot on the meeting agenda and specified his/her vote on each agenda item. Such written ballot shall be taken into account for the purposes of the quorum and voting on the agenda if all of the below conditions are met:

	(a)	the authenticity of the Board member’s signature on the written ballot on the agenda has been certified by a notary; and

(b)

the original written ballot on the agenda executed by such Board member has been submitted before the end of the registration of the members of the Board for the participation in the meeting specified in the convocation notice; and

(c) the Board member has expressly specified how his/her vote shall be casted on each item of the agenda (i.e. “in favor”, “against”, “abstained”).

7.16.

No later than two (2) business days after the meeting of the Board, minutes of the meeting must be drawn up specifying the agenda of the meeting, the decisions made, and the voting results. The minutes of the meeting of the Board must be executed by the chair of the meeting and the Secretary, as well as by all members of the Board who participated in the meeting in person, unless otherwise required by this Charter.

The minutes of the Board meeting shall append all written ballots and powers of attorney, representing the votes that have been taken into account for the purposes of the quorum and voting on the agenda of the Board meeting in accordance with paragraph 7.15.

7.17.	Copies and extracts from the minutes of the meeting of the Board shall be signed by the Executive Director.

7.18.

For the purposes of this Charter, unless otherwise specifically required, any notices by the Board members to the Foundation and other Board members, as well as from the Foundation to the Board members in connection with convocation and preparing to the Board meetings may be sent by email or other electronic means of communication with a copy by regular mail or courier delivery at the address of the addressee.

7.19.

In the event the Board passes a decision on any matters listed in item 11 of Schedule 4 such decision shall also authorize one of Directors B to participate in the general participants’ meeting of Yandex LLC and exercise Foundation’s voting right in accordance with the decision of the Board.

7.20.

The Board is entitled to consider the matters specified in item 11(b) and 11(e) of Schedule 4 hereto, in each case only subject to satisfaction of all conditions requires for the occurrence of a Special Corporate Situation or a Special Situation specified in Schedule 5, as applicable, and subject to compliance with the following procedures for making and certifying the decision:

7.20.1.	the relevant Board meeting is held in person (and provisions of paragraph 7.15 do not apply); and

7.20.2.

if any of the incumbent Directors B whose vote is required for the quorum is not able to attend the meeting of the Board in person, such Director B may authorize another incumbent Director B to exercise his/her voting rights on the agenda of such Board meeting in accordance with paragraph 6.8.4, provided that (i) not more than three of Directors B may authorize another Director B to exercise their voting rights at such meeting under a power of attorney, and provided that (ii) each Director B participating in the meeting in person may be authorized to cast votes under a power of attorney from not more than two Directors B; and

7.20.3.

the fact of taking the decision by the Board on items 11(b) and 11(e) of Schedule 4 hereto shall be certified by a notary in accordance with the procedure set out in Art. 103.10 of Fundamentals of Legislation of the Russian Federation on Notarial Activities.

8.	THE EXECUTIVE DIRECTOR

8.1.	The Executive Director is responsible for day-to-day management of the activities of the Foundation and acts on behalf of the Foundation without a power of attorney.

8.2.

The Executive Director is elected by the decision of the Board from among Directors A for an indefinite term. The initial Executive Director acting from the date of this version of the Charter is elected by the Founder upon the decision of the approval of this version of the Charter. The terms of the employment contract of the initial Executive Director are determined by the Founder.

8.3.	In performing his activities, the Executive Director is reporting to the Board and is responsible for ensuring the fulfillment of decisions of the Board.

8.4.	The Executive Director:

8.4.1.	acts on behalf of the Foundation without a power of attorney, including representing the Foundation in dealings with third parties within the scope of powers stipulated in the Charter;

8.4.2.	prepares and submits for the approval by the Board annual financial plans (budgets) of the Foundation;

8.4.3.	enters into transactions and agreements on behalf of the Foundation subject to applicable restrictions hereunder (including restrictions set out in paragraphs 4.5 and 8.5);

8.4.4.	convenes and opens meetings of the Board;

8.4.5.	approves internal labor regulations and ensures compliance therewith;

8.4.6.

issues orders on the appointment of employees of the Foundation, on their transfers and dismissals, applies incentive and disciplinary measures to them within the scope provided for in the financial plan (budget) of the Foundation;

8.4.7.	opens and closes settlement and other accounts of the Foundation in banking and lending institutions in Russian and foreign currency;

8.4.8.	issues orders, instructions, directives and other acts on matters falling within his scope of competence, that are binding on the employees of the Foundation;

8.4.9.

represents and protects the rights and legitimate interests of the Foundation in relations with the bodies of legislative, executive and judicial power, local governments, as well as in relations with legal entities and individuals;

8.4.10.	annually reports on the work done to the Board and the Founder;

8.4.11.	organizes the accounting and reporting work;

8.4.12.	ensures compliance with the provisions of this Charter, the main areas of the Foundation’s activities and other documents of the Foundation;

8.4.13.

makes decisions on other issues related to the activities of the Foundation which were not referred by this Charter and Applicable Law to the competence of the other management bodies of the Foundation.

8.5.	The Executive Director is not entitled to exercise the following rights at his/her sole discretion, without first receiving an approval of the Board:

8.5.1.	exercise any rights attaching to the Priority Share or Special Interest, as well as any rights of participation in other commercial entities,

8.5.2.	enter into gratuitous transactions whereby the Foundation is to alienate any of its assets;

8.5.3.	enter into, amend and terminate any agreements on voting, exercising corporate rights, issuing instructions to the members of the governing bodies of other entities;

8.5.4.

enter into any transactions with any third parties in excess of the total amount of one (1) million US dollars in an individual financial year, or, with respect to transactions specified in paragraph 10.6, in excess of the total amount of six million (6,000,000) Rubles in any given financial year (or an equivalent amount in other currency, in each case).

8.6.

The Executive Director may be removed from his/her position before the expiration of his/her term of office by decision of the Board, e.g., due to the Director ceasing to be a member of the Board, or may resign at his/her discretion. For the avoidance of doubt, the termination of the Executive Director’s powers as such does not trigger termination of his/her powers as the relevant member of the Board.

9.	THE RIGHTS OF THE FOUNDER

9.1.	The Founder exercises its rights in relation to the Foundation as provided for by the Applicable Law and this Charter.

9.2.	The management bodies of the Foundation may not pass any of the following decisions without a prior approval by the Founder:

9.2.1.	amendment of the Charter;

9.2.2.	liquidation of the Foundation;

9.2.3.	approval of the financial plan (budget) of the Foundation for the financial year and amendments thereto;

9.2.4.	approval of the Foundation’s staffing table, including the amount of remuneration;

9.2.5.	issuance of powers of attorney on behalf of the Foundation.

9.3.

To the extent any approval or consent is required from the Founder in accordance with this Charter, such approval or consent should be specific, made in writing and executed by the CEO or another authorized representative of the Founder, whose signature must be certified by a notary (practicing at the location where the consent is being executed).

10.	CONFLICT OF INTERESTS

10.1.

A member of the Foundation’s management body is considered to be an interested party if he/she, his/her spouse, parents, children, half- and full brothers and sisters, adoptive parents and/or adopted children and/or persons under their control (controlled entities), any other relatives on any side or persons residing together with the member of the Foundation’s management body:

10.1.1.	are a party, beneficiary, intermediary or representative in the transaction of the Foundation;

10.1.2.	are the Controlling person of a legal entity that is a party, beneficiary, intermediary or representative in the transaction of the Foundation;

10.1.3.

hold positions in the management bodies of a legal entity that is a party, beneficiary, intermediary or representative in a transaction with the Foundation, or positions in the management bodies of the managing organization of that legal entity.

10.2.

Interested parties shall, within 3 (three) days from the day they learned or should have learned about the circumstances due to which they may be recognized as interested in the decisions of the management bodies and transactions of the Foundation, notify the Foundation and the Founder of the persons fitting the description provided in paragraph 10.1, and the proposed transactions and decisions of the management bodies of the Foundation of which they are aware and in which they may be recognized as being interested.

10.3.

In the event of a change in any of the above circumstances, interested parties are obliged to notify the Foundation and the Founder of the change within three (3) days from the day they learned or should have learned about the change.

10.4.	The Foundation shall bring the information contained in the notification received by it pursuant to paragraphs 10.2 and 10.3 of this section to the notice of the management bodies of the Foundation.

10.5.	Interested party transaction of the Foundation requires prior approval by the Board, unless paragraph 10.6 applies.

10.6.

No prior approval is required under paragraphs 8.5.4 and 10.5 for any transactions by the Foundation, in which Director A (Directors A) is interested, as long as the total value of such transactions does not exceed 6,000,000 (six million) Rubles during an individual financial year (or equivalent in other currency).

10.7.

A decision to approve an interested party transaction shall be made by a majority of votes of the members of the Board. If a member of the Board is recognized as an interested party in relation to a decision or a transaction, his vote shall be disregarded when determining the availability of the quorum and the results of the voting on the relevant agenda item. If all members of the Board are interested in a transaction, a decision to approve such transaction shall be made in the ordinary manner (if it requires approval in accordance with the Charter on other grounds) without following the voting procedure established in this paragraph.

10.8.

For avoidance of doubt provisions of this section 10 shall not be interpreted to restrict the voting powers of Directors A in respect of all matters listed in items 10 and 11 of Schedule 4 regardless of whether Directors A may be viewed as interested in the transactions and decisions proposed for considerations by the Board.

11.	MAKING AMENDMENTS TO THE CHARTER

11.1.	The Board is not authorized to approve any changes and additions to this Charter in the following cases:

11.1.1.	The Board has not obtained a prior approval by the Founder to such changes and additions;

11.1.2.	there is a vacancy on the Board.

11.2.	The state registration of changes and additions to this Charter is made in the manner prescribed by Applicable Law.

11.3.	Changes and additions to this Charter become effective from the time they are recorded in the unified state register of legal entities.

12.	LIQUIDATION OF THE FOUNDATION

12.1.

The Foundation may be liquidated by unanimous decision of the Board, with the prior written approval of the Founder, in case the object of the Foundation has been achieved or it has become apparent that the object cannot be achieved or amended.

12.2.	The Foundation may be liquidated by a court decision in cases provided for by the Law.

12.3.	Upon liquidation, the assets of the Foundation remaining after payment of creditor claims, including the assets referred to in paragraph 3.2.1 of the Charter, shall be transferred to the Founder.

12.4.	The reorganization of the Foundation is not allowed.

13.	MISCELLANEOUS

13.1.

Other than set out in paragraph 7.18, all notices, requests and communications envisaged by this Charter shall be delivered by personal delivery or pre-paid urgent delivery by a recognized international courier service.

13.2.	Any notice to be given under this Charter, provided it has been duly addressed, shall be deemed to have been received:

13.2.1.	if personally delivered, at the time of delivery as specified by the acceptance stamp by a representative of the receiver;

13.2.2.

if sent by pre-paid urgent delivery by an international express delivery service (such as UPS, DHL, FedEx or similar), three (3) business days after the date of posting to the relevant address or upon the receipt of a delivery report of a courier or a report of an international express delivery service (UPS, DHL, FedEx or similar) regarding the recipient’s refusal to accept the message or inability to deliver to the specified address; and

13.2.3.	in case of email delivery: on the sent day if sent prior to 18.00, or on the following calendar date if sent after 18.00, Moscow time in each case.

13.3.	This Charter is made in English and Russian languages, with both versions intended to be identical in meaning and of equal legal force; in the event of any discrepancy the Russian text shall prevail.

SCHEDULE 1. REQUIREMENTS

Any person who is a member of the management bodies of the Foundation (as well as each candidate for the position in the management bodies of the Foundation), must meet the following requirements:

(1)	may not be an employee of a state corporation or a company controlled by the state (or by any state agency).

(2)

may not be currently and should not have been during the last 2 full calendar years a person appointed by a political party or be a member of the governance bodies of a political party, or a person holding a position as a civil servant, a member / employee of any government body, or a member of an elected body of power, or hold any other public office.

(3)

no criminal record; not subject to disqualification under the Code of Administrative Offenses of the Russian Federation; not subject to any administrative penalty for any offense listed in chapter 15 of the Code of Administrative Offenses of the Russian Federation.

(4)	may not be a person with whom the Foundation or Yandex Group may not be allowed to have dealings due to restrictions imposed by law applicable to the Foundation or any person within Yandex Group.

(5)	may not have currently and should not have had during the last two full calendar years a commercial conflict of interest with Yandex Group. For the purpose of this provision:

• A commercial conflict of interest is defined as the existence of a commercial relationship between a business that competes with the business of Yandex Group, and:

• the member of the management bodies (candidate to the position of in the management bodies) of the Foundation;

• his/her close relatives (including his/her spouse, parents, spouse’s parents, children, siblings) or any person sharing the person’s household;

• legal entities that are, directly or indirectly, Controlled Persons of such persons or his/her close relatives;

• entities in which the candidate or his/her close relatives have a shareholding of more than 1% of a listed company or 3% of a non-public company;

• Commercial relationships include the following direct or indirect relationships with a business that competes with the business of Yandex Group:

• labor relations, including past labor relations;

• membership in the board of directors, including past membership;

• acting as a consultant;

• ownership of shares (more than 1% in a public company or 3% in a non-public company).

•                  A business that competes with business of Yandex Group - a business that operates in any sector/field of activity (save for the areas/lines of activities in academic science, education and not-for-profit medicine) in which Yandex Group’s revenue is more than 1% of the total revenue of Yandex Group based on the consolidated financial statements prepared under generally accepted accounting principles in the US (US GAAP) for the six-month period ending on the last balance sheet date, as determined in accordance with US GAAP.

SCHEDULE 2. QUESTIONNAIRE

I, [full name], hereby certify that I am aware of the Requirements as set out in the Foundation Charter and make the below statements as of the date hereof:

1.                            I am not currently an employee of a state corporation or companies controlled by the state:

☐ confirm  /  ☐ do not confirm, see details below:

2.                            I am not currently and within the preceding two (2) full calendar years have not been a political appointee or member of governing bodies of a political party, a government official or a member or employee of any state apparatus, a member of parliament, or a political office-holder:

☐ confirm  /  ☐ do not confirm, see details below:

3.                            I do not have criminal record; am not subject to disqualification under the Code of Administrative Offenses of the Russian Federation, am not subject to any administrative penalty for any offense listed in chapter 15 of the Code of Administrative Offenses of the Russian Federation:

☐ confirm  /  ☐ do not confirm, see details below:

4.                            After making reasonable inquiries on the below matters, I confirm that I am not a person with whom the Foundation or Yandex Group is restricted from having dealings due to restrictions imposed by laws applicable to the Foundation or any person within Yandex Group:

☐ confirm  /  ☐ do not confirm, see details below:

5.                            After taking reasonable inquiries on the below matters, I confirm that I do not have currently and have not had within the preceding two (2) full calendar years commercial conflict of interest, whereas:

5.1                     commercial conflict of interest is defined as any commercial relationship between any business that operates in any area/line of activity (save for the areas/lines of activities in academic science, education and not-for-profit medicine), which represents above one per cent. (1%) of the gross revenue of the Yandex Group based on the consolidated financial statements prepared under generally accepted accounting principles in the US (US GAAP) for the six-month period ending on the last balance sheet date, as determined in accordance with US GAAP, and:

(i)                           myself:

(ii)                        my close relatives (including my spouse, parents, spouse’s parents, children, siblings) or any person sharing my household;

(iii)                     by companies directly or indirectly controlled by me or my close relatives;

(iv)                    entities in which I or my close relatives have a shareholding of more than one per cent. (1%) of a listed company or three per cent. (3%) of a non-public company; and

5.2                     Commercial relationships include the following direct or indirect relationships with a business that competes with the business of Yandex Group:

(i)                           employment, including in the past;

(ii)                        directorship, including in the past;

(iii)                     consultancy arrangement;

(iv)                    shareholding (more than one per cent. (1%) of a listed company or three per cent. (3%) of a non-public company)

☐ confirm  /  ☐ do not confirm, see details below:

I certify that the foregoing statements made by me are true.  The copies of the documents confirming the above statements are attached. I agree that I shall be liable if any of the above statements are untrue.

SCHEDULE 3. CONSENT

To: [Foundation]

1.              I, [full name], hereby consent to hold the position of the Director [B/C] of the Foundation if appointed.

2.              This Consent is issued for an indefinite period and I may withdraw it by notifying the Foundation at the following email address:                .

Signature:
[Full name]
Date:

SCHEDULE 4. COMPETENCE OF THE BOARD
AND DECISION-MAKING PROCEDURE

1.              The Board’s scope of competence shall include adopting resolutions on the below matters, subject to the procedures set forth below.

2.              The following special rules of decision-making procedure apply to the matters that in accordance with this Schedule 4 shall be decided by a qualified majority of votes of Directors A:

(i)             each Director A has five (5) votes and each members of the Board of another class has one vote; and

(ii)          the decision on such matter is adopted, provided that at least two Directors A cast all of their votes in favor of such decision.

No.	Matter Put to Vote	Procedures to Adopt Resolution

Foundation’s operational matters:

1.	Amendment and modification of this Charter	Unanimous vote of all 11 members of the Board

2.	Resolution on liquidation of the Foundation	Unanimous vote of all 11 members of the Board

3.	Decision on payment of remuneration to the Board members in connection with exercising of their duties	Qualified majority of votes of Directors A

4.

(a) Approval of the Foundation’s financial plan (budget) for the financial year, including approval of compensation payable to the members of the Board for their expenses under paragraph 6.14 of the Charter, amendments to the financial plan (budget)

Qualified majority of votes of Directors A

	(b) Approval of transactions referred to in paragraph 8.5	At least majority of votes of Directors A and majority of votes of Director B

5.	Election of the Executive Director from among Directors A and early termination of such Executive Director’s powers	Qualified majority of votes of Directors A

6.	Approval of the annual report and accounts (financial statements) of the Foundation	Qualified majority of votes of Directors A

7.	Resolution on termination of a member of the Board in the circumstances set forth in paragraph 6.6.7 of the Charter	Unanimous vote by all incumbent members of the Board (provided that the vote of the Board member who is voted on shall not be taken account)

8.	Resolution on whether a candidate proposed for the position of Director C satisfies the Requirements, in accordance with paragraph 6.10.1 of the Charter	At least two votes of Directors A and at least two votes of Directors B

No.	Matter Put to Vote	Procedures to Adopt Resolution

9.	Resolution on granting a consent to appointment of a candidate to the position of Director C in accordance with paragraph 6.10.2	At least two votes of Directors A and at least two votes of Directors B

Matters related to exercising the Foundation’s right to participate in other entities

10.	In connection with the Priority Share

	(a) Resolution on whether candidates proposed by the Board members for the position of a Designated Director, as well as their substitutes, meet the requirements of the Founder’s Articles	At least five votes of Directors B plus one vote of Director A or Director C

(b)         Making a Binding Nomination of a Designated Director, as well as it substitute, in accordance with the procedures stipulated by the Founder’s Articles (including in the event that a person appointed earlier to serve as a Designated Director becomes unable to serve as a Designated Director for any reason, or is terminated) and resolution on authorizing Director B to notify the Founder of such Binding nomination, as well as on instructing a Designated Director to submit a resignation

At least five votes of Directors B plus one vote

(c)          Granting an approval to the Board of Directors of the Founder, as may be requested thereby, to proceed on any matter not in compliance with a recommendation by the Public Policy Committee or in absence of a recommendation by the Public Policy Committee, where such recommendation is required under the Founder’s internal regulation

At least five votes of Directors B plus one vote of Director A or Director C

(d)         Granting a prior approval to a Designated Director on the Nominating Committee to veto any nominee to the position of Class A director on the Founder’s board of directors in accordance with the Founder’s internal regulations

At least five votes of Directors B plus one vote of Director A or Director C

	(e) Granting an approval to a potential acquirer of shares in the Founder in excess of the Ownership Cap in accordance with Article 4C of the Founder’s Articles	At least five votes of Directors B plus one vote of Director A or Director C

No.	Matter Put to Vote	Procedures to Adopt Resolution

(f)           Resolution on submitting to the Founder of a request to convene an extraordinary general meeting of shareholders of the Founder, proposal to include into the agenda of the general meeting of the shareholders of the Founder the matter of terminating the powers of a Designated Director and authorizing Director B to exercise voting rights on such matter at the general meeting of the shareholders of the Founder

At least five votes of Directors B plus one vote of Director A or Director C

(g)          Granting an approval to the Board of Directors of the Founder, as may be requested thereby, to proceed on approval of the candidate(s) to be included into the List of Candidate, to the extent no Designated Directors are on the Board of Directors of the Founder

At least five votes of Directors B plus one vote of Director A or Director C

11.	In connection with the Special Interest:

(a)         Resolution on sending a Special Corporate Situation notice to the Founder and Yandex LLC on the occurrence of a trigger for a Special Corporate Situation (in accordance with the description of the trigger for a Special Corporate Situation specified in Schedule 5 hereto)

At least five votes of Directors B plus one vote of Director A or Director С

(b)         Resolutions on occurrence of a Special Corporate Situation and calling a general meeting of participants of Yandex LLC in order (i) to terminate General Director due to an Additional Ground for termination that constitutes a Special Corporate Situation and (ii) to appoint Interim General Director in accordance with the Yandex LLC’s Charter

At least five votes of Directors B plus one vote of Director A or Director С

(c)          Determining how to vote the Special Interest at the general meetings of participants of Yandex LLC on termination of General Director on Additional Grounds referred to in item (b) above and on appointing Interim General Director in connection with a Special Corporate Situation

At least five votes of Directors B plus one vote of Director A or Director С

(d)         Resolutions on sending a notice of Special Situation occurrence to the Founder and Yandex LLC and determining a time period within which such Special Situation must be rectified (provided that such time period may be not less than seven (7) calendar days)

At least five votes of Directors B plus two votes, each of which shall be a vote of Director A or Director C

	(e) Resolutions on existence of a Special Situation upon the expiry of the time period by which such Special Situation was to be rectified and calling a	At least five votes of Directors B plus two votes, each of which shall be a vote of Director A or Director C

No.	Matter Put to Vote	Procedures to Adopt Resolution

General Meeting of Participants of Yandex LLC in order (i) to terminate General Director on Additional Ground for termination that constitutes a Special Situation and (ii) to appoint Interim General Director in accordance with the Yandex LLC’s Charter

(f)           Determining how to vote the Special Interest at the General Meetings of Participants of Yandex LLC on termination of General Director on Additional Grounds referred to in item (e) above and on appointing Interim General Director in connection with an Special Situation

At least five votes of Directors B plus two votes, each of which shall be a vote of Director A or Director C

	(g) Determining how to vote the Special Interest on the matter of election of the General Director (clause 12.2.16 of the Yandex LLC’s Charter)	Simple majority vote of incumbent members of the Foundation Board

	(h) Resolution on the matter of proposing candidates for inclusion in the List of Candidates and submitting such proposal on amending the List of Candidates to the Founder and Yandex LLC	At least five votes of Directors B plus one vote

	(i) Approval of the agreement with the Founder concerning elimination of a Special Corporate Situation or a Special Situation	At least five votes of Directors B plus one vote of Director A or Director С

	(j) Resolution on exercising the right to withdraw from Yandex LLC or the right to request Yandex LLC to acquire the Special Interest	Unanimous vote of all 11 members of the Board

	(k) Granting Foundation’s consent for the pledge of participatory interest (or part thereof) held by the Founder in the charter capital of Yandex LLC	At least five votes of Directors B plus one vote

(l)             Determining how to vote the Special Interest on other matters of the general meeting of participants of Yandex LLC that require resolutions to be adopted by a unanimous vote in accordance with the Yandex LLC’s Charter, including:

	(i) imposition of additional obligations on all participants of Yandex LLC	At least two votes of Directors A plus at least three votes of Directors B

	(ii) termination of additional obligations of a participant of Yandex LLC	At least two votes of Directors A plus at least three votes of Directors B

	(iii) granting additional rights to a participant (participants) of Yandex LLC	At least two votes of Directors A plus at least three votes of Directors B

No.	Matter Put to Vote	Procedures to Adopt Resolution

	(iv) termination or limitation of additional rights granted to all participants of Yandex LLC	At least two votes of Directors A plus at least three votes of Directors B

(v)                                 decision to oblige the participants of Yandex LLC to make contributions to the Yandex LLC’s assets other than in accordance with the procedures sets forth in Section 10.3 of the Yandex LLC’s Charter

At least two votes of Directors A plus at least three votes of Directors B

(vi)                              approving the Yandex LLC’s Charter, amending it or approving a new version of the Yandex LLC’s Charter, making a decision that Yandex LLC will continue to operate on the basis of the model charter, or that Yandex LLC will not continue to operate on the basis of the model charter, changing the amount of the charter capital of Yandex LLC, changing the name of Yandex LLC or its registered address;

At least two votes of Directors A plus at least three votes of Directors B

	(vii) decision on the reorganization or liquidation of Yandex LLC	At least two votes of Directors A plus at least three votes of Directors B

	(viii) decision on allocation of the share in the charter capital of Yandex LLC owned by Yandex LLC	At least two votes of Directors A plus at least three votes of Directors B

	(ix) decision on payment to creditors of the actual value of a share in the charter capital of Yandex LLC owned by a participant of Yandex LLC whose assets are being foreclosed	At least two votes of Directors A plus at least three votes of Directors B

	(x) approval of the form and terms and conditions of the agreement with Interim General Director	At least two votes of Directors A plus at least three votes of Directors B

	(xi) approval of the monetary value of non-monetary contributions to the assets of Yandex LLC made by the participants of Yandex LLC	At least two votes of Directors A plus at least three votes of Directors B

	(xii) decision on distribution of profit among the Participants disproportionately to the sizes of their shares in the charter capital of Yandex LLC	At least two votes of Directors A plus at least three votes of Directors B

Other Matters

12.	Approval of an interested party transaction

No.	Matter Put to Vote	Procedures to Adopt Resolution

	(a) if Director B or Director C is interested	Majority of votes of the members of the Board who are not interested, including at least two votes of Directors A

	(b) If Director A is interested, other than in relation to transactions referred to in paragraph 10.6	Majority of votes of the members of the Board who are not interested

13.	Decision on terminating the powers of Director A in accordance with paragraph 6.12.1 of the Charter	Majority of votes of Directors B

14.	Approval of amendments to the corporate agreement entered into between the Foundation and the Founder in relation to Yandex LLC and authorizing Director B to execute any such amendments	Majority of votes of Directors B

15.	Resolution to raise a claim against the Founder	At least five votes of Directors B plus at least two votes of Directors C

16.	Approval of the List of Notaries	Majority of votes of Directors A and majority of votes of Director B

17.	Resolutions on other matters envisaged by this Charter and Applicable Law	Majority of votes of Directors A and majority of votes of Director B

SCHEDULE 5. SPECIFIC REQUIREMENTS TO
DECISION-MAKING

The Board shall be entitled to make a decision on the occurrence of a Special Corporate Situation (per item 11(b) of Schedule 4) or a Special Situation (per item 11(e) of Schedule 4) provided that all of conditions specified in Part 1 or in Part 2 of this Schedule 5, as applicable, have been fully met.

No.	Description

Part 1. Decision on occurrence of a Special Corporate Situation

1.	(a)	Trigger for the Special Corporate Situation: the Public Policy Committee is not formed; and

	(b)	The Board is entitled to make a decision on occurrence of the Special Corporate Situation, if all of the below conditions are met:

(i)

on regular meeting, but in any event not later than four (4) months after the trigger for the Special Corporate Situation referred to in section 1(a) has occurred, the Board of Directors of the Founder has failed to adopt a decision to form the Public Policy Committee; and

(ii)

the Board has made a decision set forth by section 11(a) of Schedule 4 to the Charter, in connection to the trigger for a Special Corporate Situation referred to in section 1(a), and the Foundation has notified the Founder of such decision and specified the trigger for the Special Corporate Situation (provided that as of the date of such notification the Public Policy Committee has not been formed yet); and

(iii)

the Board of Directors of the Founder has failed to adopt a decision to form the Public Policy Committee at the next regular meeting of the Board of Directors of the Founder, held after the receipt by the Founder of the notification from the Foundation, described in section 1(b)(i) above, but in any event not later than four (4) months after the receipt by the Founder of the notification from the Foundation, described in section 1(b)(i) above.

(c)

A Special Corporate Situation with the trigger in this section 1 shall be deemed eliminated on the date, when: (i) the Board of Directors of the Founder adopted a decision to form the Public Policy Committee; or (ii) the Founder and the Foundation agreed that this Special Corporate Situation is eliminated.

2.	(a)	Trigger for the Special Corporate Situation: the Board of Directors of the Founder has made a decision to dismiss the Public Policy Committee; and

	(b)	The Board is entitled to make a decision on occurrence of the Special Corporate Situation, if all of the below conditions are met:

(i)

the Board has made a decision forth by section 11(a) of Schedule 4 to the Charter, in connection to the trigger for a Special Corporate Situation, referred to in section 3(a) and the Foundation has notified the Founder of such taken decision and specified the trigger for the Special Corporate Situation (provided that as of the date of such notification the Public Policy Committee still has not been formed yet); and

(ii) the decision to form the Public Policy Committee is not made at the next

No.	Description

ordinary meeting of the Board of Directors of the Founder, which is held after the receipt by the Founder of the notification from the Foundation, described in section 2(b)(i) above, but in any event not later than four (4) months after the receipt by the Founder of the notification from the Foundation, described in section 2(b)(i) above.

(c)

A Special Corporate Situation with the trigger in this section 2 shall be deemed eliminated on the date, when: (i) the Board of Directors of the Founder has adopted a decision to form the Public Policy Committee; or (ii) the Founder and Foundation agreed that this Special Corporate Situation is eliminated.

3.	(a)	Trigger for the Special Corporate Situation: the Board of Directors of the Founder has failed to adopt a decision to include any one Designated Director in the Nominating Committee; and

	(b)	The Board is entitled to make a decision on occurrence of the Special Corporate Situation, if all of the below conditions are met:

(i)

the Board has made a decision forth by section 11(a) of Schedule 4 to the Charter, in connection to the trigger for a Special Corporate Situation, listed in section 3(a) and the Foundation has notified the Founder of such taken decision and specified the trigger for the Special Corporate Situation (provided that as of the date of such notification no Designated Director has been appointed to the Nominating Committee); and

(ii)

the decision to appoint a Designated Director to the Nominating Committee is not made at the next ordinary meeting of the Board of Directors of the Founder, which is held after the receipt by the Founder of the notification described in section 3(b)(i) above from the Foundation, but in any event not later than four (4) months after the receipt by the Founder of the notification described in section 3(b)(i) above.

(c)

A Special Corporate Situation with the trigger in this section 3 shall be deemed eliminated on the date, when: (i) the Board of Directors of the Founder has adopted a decision to include a Designated Director in the Nominating Committee; or (ii) Founder and Foundation agreed that this Special Corporate Situation is eliminated.

4.	(a)	Trigger for the Special Corporate Situation: the general shareholders meeting of the Founder has rejected the Binding Nomination of the Foundation with respect to any of the Designated Directors; and

	(b)	The Board is entitled to make a decision on occurrence of the Special Corporate Situation, if all of the below conditions are met:

(i)

the Board has made a decision forth by section 11(a) of Schedule 4 to the Charter, in connection to the trigger for a Special Corporate Situation, listed in section 4(a) and the Foundation has notified the Founder of such taken decision and specified the trigger for the Special Corporate Situation (provided that as of the date of such notification the general shareholders meeting of the Founder has not approved the Binding Nomination with respect to any of the Designated Directors); and

(ii)

the Foundation has, in accordance with this Charter, made a decision on offering in by way of a Binding Nomination of candidate to the position of the Designated Director and has notified the Founder of the taken decision in accordance with the procedure, set forth in the Founder’s Articles and the

No.	Description

internal documents of the Founder; and

(iii)

the Binding Nomination of the Foundation with respect to the Designated Director described in section 4(b)(ii) has not been approved by the general shareholders meetings of the Founder within sixty (60) days after receipt by the Founder of the notification by the Foundation described in section 4(b)(i).

(c)

A Special Corporate Situation with the trigger in this section 4 shall be deemed eliminated on the date, when: (i) the Binding Nomination of the Foundation with respect to the candidate to the position of the Designated Directors has been approved by the general shareholders meetings of the Founder; or (ii) Founder and Foundation agreed that this Special Corporate Situation is eliminated.

5.	(a)

Trigger for the Special Corporate Situation: the general shareholders meeting of the Founder has taken a decision to terminate the authorities of any of the Designated Directors (other than in case such decision has been made upon the Foundation’s consent); and

	(b)	The Board is entitled to make a decision on occurrence of the Special Corporate Situation, if all of the below conditions are met:

(i)

the Board has made a decision forth by section 11(a) of Schedule 4 to the Charter, in connection to the trigger for a Special Corporate Situation, listed in section 5(a) and the Foundation has notified the Founder of such taken decision (provided that as of the date of such notification the general shareholders meeting of the Founder has not approved the Binding Nomination with respect to the relevant Designated Director); and

(ii)

the Foundation has, in accordance with this Charter, adopted a decision to make a Binding Nomination in respect of a candidate to the position of Designated Directors and has notified the Founder of the taken decision in accordance with the procedure set forth by the Founder’s Articles and internal documents of the Founder and specified the trigger for the Special Corporate Situation; and

(iii)

the Binding Nomination of the Foundation in respect of the candidate to the position of the Designated Director described in section 5(b)(ii) has not been approved by the general shareholders meeting of the Founder within sixty (60) days after receipt by the of the notification by the Foundation, described in section 5(b)(i) above.

(c)

A Special Corporate Situation with the trigger in this section 5 shall be deemed eliminated on the date, when: (i) the Binding Nomination of the Foundation with respect to the candidate to the position of the Designated Director has been approved by the general shareholders meeting of the Founder; or (ii) Founder and Foundation agreed that this Special Corporate Situation is eliminated.

6.	(a)

Trigger for the Special Corporate Situation the general shareholders meeting of the Founder has decided to fill the vacancy of class I director (as defined in the internal documents of the Founder) with a candidate who was not recommended by subcommittee I of the Nominating Committee (“Noncompliant Candidate”) (for avoidance of doubt, the situation where the position of class I director remains vacant as a result of such general shareholders meeting of the Founder is not considered a trigger); and

	(b)	The Board is entitled to make a decision on occurrence of the Special Corporate

No.	Description

Situation, if all of the below conditions are met:

(i)

the Board has made a decision set forth by section 11(a) of Schedule 4 to the Charter, in connection with the trigger for a Special Corporate Situation, listed in section 6(a) and the Foundation has notified the Founder of such taken decision and specified the trigger for the Special Corporate Situation not later than ninety (90) days prior to the date of the regular general shareholders meeting of the Founder; and

		(ii)	the next regular general shareholders meeting of the Founder after the receipt by the Founder of the notification of the Foundation referred to in section 6(b)(i) failed to:

‒

appoint to a candidate recommended by subcommittee I of the the Nominating Committee (“Compliant Candidate”) to the position of class II director, and, as a result, the relevant position of class I director remains vacant or a Compliant Candidate is appointed to replace the Noncompliant Candidate holding the position class I director; or

		‒	terminate the authority of the Noncompliant Candidate as class I director.

For the purposes of section 6(b)(ii), the next regular general shareholders meeting of the Founder after the receipt by the Founder of the notification of the Foundation described in section 6(b)(i) above is:

‒

to the extent the regular general shareholders meeting of the Founder falls on any date upon expiry of the ninety (90) days’ period following the receipt by the Founder of the notification of the Foundation described in section 6(b)(i) above — the earliest regular general shareholders meeting of the Founder; and

‒

to the extent the regular general shareholders meeting of the Founder falls on any date within falls on a date within the ninety (90) days’ period following the receipt by the Founder of the notification of the Foundation described in section 6(b)(i) above, — the regular general shareholders meeting taking place in the following calendar year.

	(c)	A Special Corporate Situation with the trigger in this section 6 shall be deemed eliminated on the date, when:

		(i)	the general shareholders meeting of the Founder made a decision to appoint Compliant Candidate to the position of class II director; or

(ii)

the general shareholders meeting of the Founder made a decision to authority of the Noncompliant Candidate as class I director, and and, as a result, the relevant position of class I director remains vacant or a Compliant Candidate is appointed to replace the Noncompliant Candidate holding the position class I director; or

		(iii)	Founder and Foundation agreed that this Special Corporate Situation is eliminated.

7.	(a)

Trigger for the Special Corporate Situation: Yandex LLC acts without the consent of a General Meeting on issues set forth in sections 12.2.31 — 12.2.34 of the Yandex LLC’s Charter, or the Founder votes on those issues not in accordance with the earlier adopted decision of the Public Policy Committee, or in the absence of a decision of the Public Policy Committee or the Fund granting its consent as stipulated by section 10(c) of Appendix 4 on approval of a respective action

No.	Description

(transaction) of Yandex LLC; and

	(b)	The Board is entitled to make a decision on occurrence of the Special Corporate Situation, if all of the below conditions are met:

(i)

the Board has made a decision forth by section 11(a) of Appendix 4 to the Charter, in connection to the trigger for a Special Corporate Situation, listed in section 7(a) and the Foundation has notified the Founder and Yandex LLC of such taken decision and specified the circumstances that resulted in the failure to comply with the restrictions imposed by sections 12.2.31 — 12.2.34 of the Yandex LLC’s Charter and the actions that need to be taken to eliminate the trigger for the Special Corporate Situation, which must be one of the following actions:

(x) obtaining decision of the Public Policy Committee or the Fund as stipulated by section 10(c) of Appendix 4 on approval of such action (transaction) in accordance with the constituent and internal documents of Founder, or

(y) with respect to restrictions imposed by sections 12.2.31-12.2.32 and 12.2.34 of the Yandex LLC Charter:

‒ cancellation by Yandex LLC of the action (transaction) or

‒                 challenging by Yandex LLC of the relevant action (transaction) and filing a claim to a competent court (arbitration tribunal) to invalidate the transaction or to apply the consequences of invalidity, provided such claim has been accepted by a competent court (arbitration tribunal);

(z) with respect to restrictions imposed by section 12.2.33 of Yandex LLC Charter: approval (reinstatement) of the relevant internal policy of Yandex LLC or its Controlled persons as in effect before its amendment, if such amendment served as a trigger for the Special Corporate Situation;

(provided that as of the date of such notification none of the relevant action specified above has not been made); and

(ii)

within sixty (60) days after receipt by the Founder and Yandex LLC of the notification by the Foundation, described in section 7(b)(i) above, none of the relevant actions, which is necessary for eliminating the Special Corporate Situation and which is specified in section 7(b)(i) above has been made.

	(c)	A Special Corporate Situation with the trigger in this section 7 shall be deemed eliminated:

	•	on the date, when the relevant action necessary for elimination of the Special Corporate Situation has been made as specified in section 7(b)(i) above, or

•

if the Interim General Director, acting within its authority, has failed to make actions necessary to eliminate the Special Corporate Situation specified in items 7(b)(i)(x)-7(b)(i)(z) during sixty (60) calendar days from the appointment of such Interim General Director — on the date of the expiry of such 60-day term; or

	•	on the date, when Founder and Foundation agreed that this Special Corporate Situation is eliminated.

No.	Description

Part 2. Decision on the occurrence of a Special Situation

8.	The Board is entitled to make a decision on occurrence of the Special Situation, if all of the below conditions are met:

(a)

the Board has made a decision forth by section 11(e) of Schedule 4 to the Charter, including has specified in such decision which violation resulted in the occurrence of the Special Situation and a time period for such Special Situation to be rectified, which in no case may be less than seven (7) calendar days, and the Foundation has notified the Founder and Yandex LLC of such decision with a notarized copy of such decision enclosed; and

	(b)	the Special Situation relates to matters of the national security of the Russian Federation; and

	(c)	upon expiry of the period to cure the Special Situation, set forth by the decision of the Board described in section 8(a) above, the respective Special Situation is not cured.

In the event the Foundation has notified the Founder and Yandex LLC about the existence of the Special Situation as set out in section 8(a), the Foundation shall not be entitled to adopt another decision on the occurrence of the Special Situation in connection with the same violation.

SCHEDULE 6. FORM OF THE POWER OF ATTORNEY